SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13E-3

(Amendment No. 2)

Transaction Statement under Section 13(e) of the

Securities Exchange Act of 1934

OSE USA, INC.

(Name of Issuer)

OSE USA, INC.

ORIENT SEMICONDUCTOR ELECTRONICS, LTD.

OSE ACQUISITION CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

457989101

(CUSIP Number)

Edmond Tseng

OSE USA, Inc.

2223 Old Oakland Road

San Jose, CA 95131-1402

Telephone (408) 383-0818

with copies to:

John W. Carr Esq.

Shapiro Buchman Provine Patton LLP

1333 N. California Boulevard, Suite 350

Walnut Creek, CA 94596

(925) 944-9700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statements)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$340,354.85	$40.06

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The filing fee is based on the product of (x) 56,725,808 outstanding shares of the Issuer’s common stock, $0.001 par value per share (which is the maximum number of shares to be converted in the public company merger into the right to receive cash); and (y) $0.006 (which is the cash payment per share to holders of the shares set forth in (x)). The filing fee of $40.06 was calculated by multiplying the resulting transaction value of $340,354.85 by 0.00011770 in accordance with the Commission’s Fee Rate Advisory #3 for Fiscal Year 2006.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40.06

Form or Registration No.:	Schedule 13E-3

Filing Party:	OSE USA, Inc.; Orient Semiconductor Electronics, Limited; OSE Acquisition Corporation

Date Filed:	October 14, 2005

Introduction

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 as amended through the date hereof (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): OSE USA, Inc. (“OSE”), Orient Semiconductor Electronics, Ltd. (“Orient”), and OSE Acquisition Corporation (“Merger Sub”) pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Schedule 13E-3.

The Schedule 13E-3 is amended and supplemented by adding the information contained herein. Only those items amended are reported herein. Capitalized terms used and not defined herein have the meaning set forth in the Schedule 13E-3.

Item 15.	Additional Information

Item 15(b) is hereby amended and supplemented by adding the following at the end thereof:

On February 14, 2006, the Merger of OSE with and into Merger Sub was completed, with Merger Sub continuing as the surviving corporation of the Merger with its name change to OSE USA, Inc.

In connection with the Merger, each share of Common Stock of OSE issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into the right to receive $.006 in cash, without interest. To the best of our knowledge, no stockholders made demands for appraisal rights under Delaware law. Each option to purchase shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger became exercisable, subject to vesting in accordance with its terms, into the right to receive an amount in cash equal to (i) the number of shares of common stock subject to the option, multiplied by (ii) $.006 minus the per share exercise price of the option, net of any applicable withholding taxes. Each warrant issued and outstanding immediately prior to the effective time of the Merger became exercisable into the right to receive an amount in cash equal to (i) the number of shares of common stock subject to the warrant, multiplied by (ii) $.006 minus the per share exercise price of the warrant, net of any applicable withholding taxes.

OSE Common Stock ceased to trade on the OTC Bulletin Board and was delisted as of the close of market on February 14, 2006. OSE filed a Form 15 with the Securities and Exchange Commission on February 15, 2006 in order to deregister its Common Stock under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSE USA, INC.

By:	/s/ Edmond Tseng
Edmond Tseng, President and Chief Executive Officer

February 24, 2006

(Date)

ORIENT SEMICONDUCTOR ELECTRONICS, LTD.

By:	/s/ Eugene C.Y. Duh
Eugene C.Y. Duh, Chairman and President

February 24, 2006

(Date)

OSE ACQUISITION CORPORATION

By:	/s/ Edmond Tseng
Edmond Tseng, President

February 24, 2006

(Date)

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